November 21, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Kaleido Biosciences, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 26, 2018
CIK No. 0001751299

Dear Ms. Paik:

This letter is confidentially submitted on behalf of Kaleido Biosciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 26, 2018 (“Amended Draft Registration Statement”), as set forth in the Staff’s letter dated November 9, 2018 addressed to Alison Lawton, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Amended Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.	Please revise the first sentence of the first paragraph to clarify that you are a non-IND clinical stage healthcare company.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it currently anticipates that, prior to the commencement of the road show of

Ms. Irene Paik

United States Securities and Exchange Commission

November 21, 2018

the public offering, the Company will have begun conducting clinical trials under an Investigational New Drug Application. Therefore, the Company has not revised its disclosure because the Company anticipates that it will be a “clinical-stage healthcare company” at such time.

2.

We note your revised disclosure on page 4 that you are conducting ongoing ex vivo screening and testing in multi-drug resistant bacteremia in high risk patients but you have not yet identified the specific MMT candidate for this program. Given this statement, please explain why your pipeline table indicates that you have completed ex vivo screening and testing in this program, and revise your disclosure accordingly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has a identified an MMT candidate, KB109, for its program addressing infections caused by multi-drug resistant bacteria and has completed ex vivo screening and testing of KB109 in that program. Accordingly, the Company respectfully advises the Staff that it has revised the disclosure on pages 4, 112 and 137 of Amendment No. 2 in response to the Staff’s comment.

3.

We note your response to our prior comment 4 that the company identified a potential MMT candidate for drug or disease-induced diarrhea through ex vivo screening and that you have commenced a non-IND human clinical study to support this program and that you are continuing to evaluate further MMT product candidates and have initiated ex vivo testing. Please expand footnote 3 to the pipeline table to include such disclosure in your prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline tables on pages 3, 111 and 124 of Amendment No. 2 in response to the Staff’s comment.

4.	Please include a legend explaining the significance of the symbols in the “Mechanism of Action” column with the pipeline table on pages 3 and 111.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline tables on pages 3, 111 and 124 of Amendment No. 2 to include a legend in response to the Staff’s comment.

5.

We note your response to our prior comment 9 that you have discussed with the FDA your plan to move directly to Phase 2 for KB195, and that you will have to independently evaluate each of your other product candidates with respect to bypassing Phase 1. Given the uncertainty, please add a column for Phase 1 to your product pipeline table here and in the Business section. We will not object to narrative disclosure relating to your belief that you may be able to bypass the Phase 1 trial.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline tables on pages 3, 111 and 124 of Amendment No. 2 to add a Phase 1 column to the pipeline table. In addition to the Phase 1 column,

Ms. Irene Paik

United States Securities and Exchange Commission

November 21, 2018

the Company has included a footnote explaining the Company’s belief that, based on its interactions with the FDA with respect to its current program for Urea Cycle Disorders, that it may be able to bypass Phase 1 for future product candidates developed along the same pathway.

Business

Our Approach to Non-IND Human Clinical Studies, page 121

6.

We note your response to our prior comment 10 that you do not believe the details of five of your safety and tolerability studies is material. However, if there were any serious adverse events observed in these five human clinical studies, please provide disclosure regarding such events.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there have not been any serious adverse events observed in these five human clinical studies.

Future Pipeline Opportunities, page 140

7.

We note your response to our prior comment 24. However, your disclosure relating to the Type 2 diabetes study suggests that it is a relatively advanced non-IND clinical trial and does not explain how this study differs from your other non-IND clinical trials. Please expand your disclosure on page 141 to explain that it is a pilot study, including why it is considered a pilot study and what it is intended to show. Please also state that you have not yet identified a MMT candidate for introduction into the study. Further, although you have not decided at this point whether you will commercialize an MMT candidate or advance the candidate down a drug pathway, please disclose the FDA position that diabetes is not a condition for which medical food can be labeled or marketed so that investors are aware that this is not a possible marketing path.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 141 of Amendment No. 2 in response to the Staff’s comment to explain that the Type 2 diabetes study is a pilot study and why it is considered a pilot study, to state that the Company has not yet identified an MMT candidate for introduction into the study and to disclose the FDA position that diabetes is not a condition for which medical food can be labeled or marketed.

Certain Relationships and Related Party Transactions, page 185

8.

We note your response to our prior comment 17 and that the Midori license agreement is now an agreement between you and a wholly-owned subsidiary. Please clarify whether Cadena is now the owner of the technology covered by the Midori license agreement. Please also tell us whether there are any continuing obligations between the company and Midori pursuant to the license agreement.

Ms. Irene Paik

United States Securities and Exchange Commission

November 21, 2018

RESPONSE: The Company respectfully advises the Staff that Cadena is now the owner of the technology covered by the Midori license agreement and that there are no continuing obligations between the Company and Midori pursuant to the license agreement and has revised its disclosure on pages 187 and F-30 of Amendment No. 2 in response to the Staff’s comment.

9.

We note your response to comment 28 that you believe your services agreement with Flagship Management, your majority stockholder, is immaterial. However, we note your revised disclosure that pursuant to this agreement you have obtained the services of your Chief Innovation Officer, among other services. Please tell us the types of services you currently contract for pursuant to the agreement, including whether you currently contract for, or intend in the future to contract for, the services of any of your executive officers or directors.

RESPONSE: The Company respectfully advises the Staff that, pursuant to its services agreement with Flagship Management, Flagship Management provides the Company with personnel, advisory and administrative services on an as-needed basis. As disclosed in the Company’s previous response to comment 28, the Company does not view the amounts paid under the services agreement as material and this agreement with Flagship Management is not one of the types of agreements that needs to be filed as a material agreement under item 601 of Regulation S-K. The Company respectfully advises the Staff that it no longer has a Chief Innovation Officer, and therefore no longer contracts with Flagship Management for such services. Further, the Company does not currently nor does it intend to contract for the services of any of its other executive officers or directors.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie Burlingame
Laurie A. Burlingame, Esq.

cc:	Alison M. Lawton, Kaleido Biosciences, Inc.

Joshua Brumm, Kaleido Biosciences, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP